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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934

                     (Amendment No. 3)*

                  Arrow International, Inc.
                ----------------------------
                      (Name of Issuer)

                Common Stock, No Par Value
                -----------------------------
                (Title of Class of Securities)

                          042764100
                -----------------------------
                       (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







 SEC 1745 (2-95)

 CUSIP No.042764100                        Page 2 of 4 Pages
          ---------                            ---  ---
                               13G

------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert L. McNeil, Jr.
     ###-##-####
------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
     GROUP*

                              (a) /   /
                              (b) /   /
------------------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
------------------------------------------------------------
     NUMBER OF     5. SOLE VOTING POWER
     SHARES           2,231,844
     BENEFICIALLY  -----------------------------------------
     OWNED BY      6. SHARED VOTING POWER
     EACH             117,800
     REPORTING     -----------------------------------------
     PERSON        7. SOLE DISPOSITIVE POWER
     WITH             2,231,844
                   -----------------------------------------
                   8. SHARED DISPOSITIVE POWER
                      117,800
------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,349,644 (See item 4)
------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     /     /
------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.1%
------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------
           *SEE INSTRUCTION BEFORE FILLING OUT!

  This Statement contitutes Amendment No. 5 to the Statement on
Schedule 13G filed by the undersigned with the Securities and Exchange Commission ("SEC") on February 15, 1993, as amended in February 1994, February 1995, February 1996 and February 1997 (the "Schedule 13G"), with respect to the Common Stock, No Par Value, of Arrow International, Inc. a Pennsylvania Corporation, pursuant to SEC Rule 13d-1(c).

  Other than as set forth herein, there has been no change in the information reported in the Schedule 13G.


Item 4.       Ownership
              ---------
              Mr. McNeil's response to Item 4 of the Schedule 13G is hereby amended and supplemented by the following:

              (a)  Total Amount Beneficially Owned:   2,349,644*
                                                      ---------
              (b)  Percent of Class:                       10.1%
                                                           ----
              (c)  Number of shares as to which such person has:


                    (i)  sole power to vote or to
                         direct the vote              2,231,844
                                                      ---------

                   (ii)  shared power to vote or to
                         direct the vote                117,800*
                                                        -------
                  (iii)  sole power to dispose or to
                         direct the disposition of    2,231,844
                                                      ---------
                   (iv)  shared power to dispose or to
                         direct the disposition of      117,800*
                                                        -------


* Respresents 117,800 shares held by a charitable foundation of which Mr. McNeil is the president and one of four directors who have shared power to vote and dispose of such shares. Excludes 2,312,247 shares held by Kingsley & Co., as nominee for the Robert L. McNeil, Jr. 1983 Intervivos Trust, of which Mr. McNeil was the grantor for the benefit of Mr. McNeil and his lineal descendants. Mr. McNeil disclaims beneficial ownership of the shares held in such trust.



                      Page 3 of 4 pages


                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 5, 1998



                             /s/ Robert L. McNeil, Jr.
                             -------------------------
                                 Robert L. McNeil, Jr.



































                      Page 5 of 5 pages